Exhibit 2.2

___________________________________________________________________

LICENSE AGREEMENT

between

NOVARTIS AG

NOVARTIS PHARMA AG

NOVARTIS PHARMACEUTICALS CANADA INC.

and

TRIBUTE PHARMACEUTICALS CANADA INC.

___________________________________________________________________

Executed copy

Table of Contents

1..	DEFINITIONS AND INTERPRETATION	3

2.	LICENSE	5

3.	TRANSFER OF LICENSED ASSETS	5

4.	APPLICATION AND USE OF LICENSED TRADEMARKS	5

5.	QUALITY CONTROL AND APPROVAL PROCEDURES	6

6.	NOVARTIS NAME AND LOGO	6

7.	FURTHER OBLIGATIONS	6

8.	LICENSES FULLY PAID; NO ROYALTIES	7

9.	REPRESENTATIONS AND WARRANTIES	7

10.	INDEMNIFICATION.	7

11.	INFRINGEMENT OF LICENSED ASSETS BY THIRD PARTIES	7

12.	TERM AND TERMINATION	7

13.	CONFIDENTIALITY; PRESS RELEASE	8

14.	MISCELLANEOUS	8

List of Annexes

Annex A	Licensed Trademarks

Executed copy

LICENSE AGREEMENT

This LICENSE AGREEMENT (“License Agreement”) is made as of this 2nd day of October, 2014, by and between Novartis AG, a company organized under the laws of Switzerland and located at Lichtstrasse 35, 4056 Basel, Switzerland and Novartis Pharma AG, a company organized under the laws of Switzerland and located at Lichtstrasse 35, 4056 Basel, Switzerland and Novartis Pharmaceuticals Canada Inc. a company organized under the laws of Canada and located at 385 Bouchard Blvd., Dorval, H9S 1A9, Quebec, Canada (together called “Novartis”) and Tribute Pharmaceuticals Canada Inc., a company organized under the laws of Ontario, located at 151 Steeles Avenue East, Milton Ontario, L9T 1Y1 Canada (“Purchaser”).  Novartis and Purchaser are each referred to individually as a “Party” and together as the “Parties.”

RECITALS

WHEREAS, Novartis AG, Novartis Pharma AG and Purchaser have entered into an Asset Purchase Agreement, dated as of the day 2nd of October, 2014 (the “Asset Purchase Agreement” or “APA”), pursuant to which Purchaser is acquiring the Transferred Assets in the Territory as of the Closing Date;

WHEREAS, the Asset Purchase Agreement provides, among other things, that Novartis will enter into this License Agreement with Purchaser, pursuant to which Novartis will license the Licensed Assets (as defined below) to allow Purchaser to market, sell, use and commercialize the Products in the Fields and in the Territory as of the Closing Date and to manufacture or have manufactured the Products in the Fields and in the Territory;

WHEREAS, Novartis is the owner of the Licensed Assets;

NOW, THEREFORE, in consideration of the foregoing premises and the following mutual covenants and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties hereto agree as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	Definitions. The capitalized terms used in this License Agreement shall have the meanings as defined below or, if not defined below, as defined in the Asset Purchase Agreement:

“Affiliate” means, with respect to a Party, any Person that directly or indirectly Controls, is Controlled by, or is under common Control with that Party.  For the purpose of this definition, “Control” shall mean (i) direct or indirect, ownership of fifty percent (50%) or more of the shares of stock entitled to vote for the election of directors, in the case of a corporation, or (ii) fifty percent (50%) or more of the equity interest in the case of any other type of legal entity, status as a general partner in any partnership, or (iii) any other arrangement whereby the entity or Person controls or has the right to control the board of directors or equivalent governing body of a corporation or other entity, or the ability to cause the direction of the management or policies of a corporation or other entity.  In the case of entities organized under the laws of certain countries, the maximum percentage ownership permitted by law for a foreign investor may be less than fifty percent (50%), and in such case such lower percentage shall be substituted in the preceding sentence, provided that such foreign investor has the power to direct the management and policies of such entity.

“Ancillary Agreements” means, collectively, the Supply Agreement, the Quality Agreement, the Pharmacovigilance Agreement and the Confidentiality Agreements.

“Asset Purchase Agreement” or “APA” has the meaning set forth in the Recitals hereto.

“Closing” or “Closing Date” has the meaning set forth in the Asset Purchase Agreement.

“Drug Substances” has the meaning set forth in the Asset Purchase Agreement.

“Fields” mean for the relief of tension-type headaches (Fiorinal and Fiorinal C) and for the treatment of hypertension and/or prophylaxis of angina pectoris (Visken and Viskazide).

“Good Manufacturing Practice” or “GMP” means the current good manufacturing practices (cGMP) and all applicable governmental rules and regulations as applied at the site(s) of manufacture and control, as amended from time to time and in effect during the term of this License Agreement.

“Infringement” has the meaning ascribed to such term in Clause 11.1.

Executed copy

“Know-How” has the meaning set forth in the Asset Purchase Agreement.

“Licensed Assets” has the meaning set forth in the Asset Purchase Agreement.

“Licensed Trademarks” means the registered trademarks in the Territory as listed in Annex A, including all goodwill associated therewith.

“MA Transfer Date” has the meaning set forth in the Asset Purchase Agreement.

“Marked Product(s)” has the meaning ascribed to such term in Article 4.1.

“NAG” shall have the meaning set forth in the Preamble of the Asset Purchase Agreement.

“Novartis” shall have the meaning set forth in the Preamble.

“NPAG: shall have the meaning set forth in the Preamble of the Asset Purchase Agreement.

“Party” and “Parties” each has the meaning set forth in the Preamble hereto.

“Products” means products listed in Annex 3 of the APA, which are marketed and sold by Novartis under the Trademarks and the Marketing Authorization(s) in the Territory and in the Fields as of the Closing Date.

“Purchase Price” has the meaning set forth in the Asset Purchase Agreement.

“Territory” means Canada.

“Transferred Assets” has the meaning set forth in the Asset Purchase Agreement.

1.2	Interpretation. In this License Agreement unless otherwise specified:

(a)	“includes” and “including” shall mean respectively includes and including without limitation;

(b)	a Party includes its permitted assignees and/or the respective successors in title to substantially the whole of its undertaking;

(c)	words denoting the singular shall include the plural and vice versa and words denoting any gender shall include all genders;

(d)
the Annexes and other attachments form part of the operative provision of this License Agreement and references to this License Agreement shall, unless the context otherwise requires, include references to the Annexes and attachments;

(e)	the headings in this License Agreement are for information only and shall not be considered in the interpretation of this License Agreement;

(f)	general words shall not be given a restrictive interpretation by reason of their being preceded or followed by words indicating a particular class of acts, matters or things;

(g)	any reference to "writing" or "written" includes faxes and any legible reproduction of words delivered in permanent and tangible form (but does not include email); and

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(h)
the Parties agree that the terms and conditions of this License Agreement are the result of negotiations between the Parties and that this License Agreement shall not be construed in favour of or against any Party by reason of the extent to which any Party participated in its preparation.

2.	LICENSE

2.1
 License Grant.  Subject to the terms and conditions of this License Agreement, Novartis grants to Purchaser: (i) an exclusive, royalty-free, fully paid-up license under the Licensed Assets to market, sell, use and commercialize the Products in the respective Fields and in the Territory; (ii) an exclusive, royalty-free, fully paid-up license under the Licensed Trademarks to market, sell, use and commercialize the Visken and Viskazide Products (as described in Annex 3 of the APA) in the respective Fields and in the Territory; and (iii) a non-exclusive,  royalty-free, fully paid-up license to manufacture or have manufactured the Products in the Territory for use in the Fields and in the Territory. [**]1

2.2
Sublicensing. Purchaser may sublicense its rights under this License Agreement provided, however, that any sublicense will be subject to a written agreement enforcing the applicable obligations of this License Agreement and not being in conflict with any term of this License Agreement.  Purchaser shall undertake to enforce the provisions of any such sublicense and shall remain responsible to Novartis for the performance of its sublicensee’s obligations and for all acts or omissions of its sublicensees as if they were acts or omissions of Purchaser under this License Agreement.

2.3
Restriction of Rights. The Purchaser shall not directly sell the Products to customers outside the Territory and shall not knowingly make sales to customers, who to Purchaser’s actual knowledge, exports or sells or intends to export or sell the Products outside the Territory.

2.4
Retained Rights.  Purchaser agrees that Novartis retains or shares full and unencumbered rights under the Licensed Assets to (a)  manufacture or have manufactured, import, export and stock the Products in the Territory for sale outside the Territory, (b) to commercialize generic products in the Territory through Novartis’ generic division or through Novartis’ over-the-counter unit (under trademarks other than the Licensed Trademarks) and in accordance with the terms of the Asset Purchase Agreement; (c) to exploit or have exploited the Licensed Assets in the Territory for new combinations of the Product with one or more other drug substances; and (d) to perform its obligations under the Supply Agreement and the Asset Purchase Agreement. For the avoidance of doubt, the Drug Substances are non-proprietary and Novartis retains the right to make and use the Drug Substances in the Territory.

2.5
In the event Novartis decides not to maintain, i.e. wishes to transfer or abandon the Licensed Trademarks, Novartis shall promptly notify Purchaser in which case Purchaser, within thirty (30) days after the receipt such notification, is entitled to acquire the Licensed Trademarks with its written request delivered to Novartis. In such case, Novartis shall execute and deliver all documentation as reasonably requested to effectuate the transfer and assignment of the Licensed Trademarks to Purchaser. No further consideration shall be paid by Purchaser to Novartis and/or no further obligation (other than those obligations Purchaser has to assume by law as a result of such transfer) shall be imposed upon Purchaser  in connection with such Licensed Trademark transfer.

3.	TRANSFER OF LICENSED ASSETS DOCUMENTATION

3.1	Transfer. Upon Purchaser’s request, Novartis shall provide to the Purchaser within [**]2 days from the Closing Date:

(a)	a set of copies of the documents containing the Licensed Trademarks; and

(b)
a copy of instructions by Novartis to its pertinent Affiliates by which Novartis instructs them to agree with the Purchaser how and when to transfer to Purchaser or its Affiliates or designates the Licensed Assets.

4.	APPLICATION AND USE OF LICENSED TRADEMARKS

4.1
Application of Licensed Trademarks. Nothing in this License Agreement shall require or oblige the Purchaser to use any Licensed Trademarks in relation to the Products. However, the manufacture, marketing, promotion, sale, and distribution by the Purchaser of the Products that carry, or are sold by reference to, a Licensed Trademark (“Marked Product(s)”) shall be governed by the relevant provisions of this License Agreement.

4.2
Marked Product(s). On and in connection with Marked Product(s), no trademark other than the Licensed Trademarks may be affixed to or used, however, the Purchaser may use its trade name, logos or other trademarks, on packaging, leaflets, advertising and promotional materials for the Marked Product(s).

1 [**] - Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to the omitted portion.
2 [**] - Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to the omitted portion.

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4.3
Use of Licensed Trademarks. Purchaser shall not use in its business (or apply or obtain registration for) any trademark or corporate name or trading name identical with or confusingly similar to the Licensed Trademarks.  Novartis shall not use or permit any Third Party to use (or apply for or obtain registration for) any trademark or corporate name or trading name confusingly similar to the Licensed Trademarks in the Territory.

5.	QUALITY CONTROL AND APPROVAL PROCEDURES

5.1
Standards of Quality. Purchaser must adopt the standards of quality and specifications which Novartis is using as at the Closing Date as will be set forth in the Quality Agreement  in the manufacture and handling of Marked Product(s) and undertake to comply in all material respects with such standards of quality and specifications and the Purchaser agrees to strictly comply, at least, with applicable Good Manufacturing Practice in the manufacture of Marked Product(s), as well as to strictly comply with applicable laws and regulations in the marketing, sale, and distribution of Marked Product(s). The Purchaser shall be fully responsible and indemnify Novartis for any Third Party claim arising out of this License Agreement as a result of Purchaser’s non-compliance with Novartis’ standards of quality and specifications, copies of which have been provided to Purchaser.

5.2
Quality Control. During the term of this License Agreement and upon Novartis’ request, Purchaser shall, at Purchaser’s expense, submit to Novartis for approval a reasonable number of production samples of the Marked Product(s).  In the event that such sample fails to comply with Novartis’ standards of quality and specifications referred to in Section 5.1 and Novartis reasonably objects to the quality of any sample, Novartis shall give written notice of such objection to the Purchaser within sixty (60) days of receipt of the sample by Novartis, specifying the way in which the sample fails to meet the quality standards and specifications.  The Purchaser shall be obliged to remedy the failure and to submit further samples to Novartis for approval in accordance with this Clause 5.2.

6.	NOVARTIS NAME AND LOGO

6.1
Use of Novartis Name. Subject to the terms and conditions of this License Agreement, Novartis grants to Purchaser the right to use, copy and reproduce on the packaging  consistent with Novartis’ practice prior to the Closing Date, the Novartis names and marks, the Novartis logo including the light blue triangle and other trade dress elements featured on the Product and product packaging, leaflets and marketing material in the Territory.

6.2
Period of Use. Purchaser’s right to use the Novartis names and marks, the Novartis logo including the light blue triangle and other trade dress elements featured on the Product and Product packaging, leaflets and marketing material in the Territory shall expire upon the MA Transfer Date. However, Novartis shall grant Purchaser the permission, subject to local laws and regulations, to sell off Product sourced from Novartis prior to or after the MA Transfer Date.  Purchaser shall immediately notify Novartis in writing regarding the MA Transfer Date.

7.	FURTHER OBLIGATIONS

7.1
Actions.  Neither Party shall do or omit to do anything that would substantially diminish or impair the rights of Novartis in the Licensed Assets or the Licensed Trademarks.  If either Party becomes aware of any claim or challenge to, the validity of the Licensed Assets and/or the Licensed Trademarks, it shall promptly inform the other Party.

7.2
Maintenance and Defense of Licensed Trademarks. Novartis shall maintain the existing registration of Licensed Trademarks in the Territory.  Each Party shall promptly notify the other Party of any actual or suspected claim or challenge to, the validity of the Licensed Trademarks within the Territory that comes to its attention and the Parties shall agree in good faith on how to best defend such Licensed Trademarks.  Purchaser shall bear all reasonable costs and expenses related to the maintenance (including but not limited to, renewal fees and the monitoring costs for the Licensed Trademarks) and defense of the Licensed Trademarks in the Territory as of the Closing Date.

7.3
Registration of License. Either Party may make application(s) to the appropriate authority in the Territory for either the registration of this License Agreement as a license or the registration of the Purchaser as a registered user of Licensed Trademarks and the Parties shall co-operate to that effect and the Party that initiated such application(s) shall bear the respective costs.

7.4
Further Assurances.  Each Party shall execute and deliver to the other Party, upon either Parties’ request, all documents that are reasonably necessary or desirable to secure, preserve or implement each Parties’ rights pursuant to this License Agreement.

Executed copy

8.	LICENSES FULLY PAID; NO ROYALTIES

8.1
Royalties. The entire consideration for the licenses granted under this License Agreement shall form part of the Purchase Price, and hence, all licenses under this License Agreement shall have been fully paid and free of royalties.

9.	REPRESENTATIONS AND WARRANTIES

9.1	[**]3

9.2	[**]4

9.3
No Exclusion.  Neither Party excludes any liability for (i) wilful misconduct, (ii) gross negligence and (iii) death or personal injury caused by its negligence or that of its employees, agents or subcontractors.

10.	INDEMNIFICATION.

10.1	Indemnification. To the extent not otherwise provided in this License Agreement the indemnification provisions on the Asset Purchase Agreement shall apply.

11.	INFRINGEMENT OF LICENSED ASSETS BY THIRD PARTIES

11.1
Infringement. Each Party shall promptly notify the other Party of any actual or suspected infringement within the Territory of the Licensed Trademarks and Licensed Assets relating to the Products (“Infringement”) that comes to its attention.

11.2
Right to Bring Action. Except as set forth below, Purchaser shall have the sole right to send notices and bring and conduct actions in relation to any Infringement. Novartis will co-operate fully with the Purchaser in taking all reasonable steps requested by the Purchaser in connection with any Infringement action, including joining in legal proceedings. The Purchaser shall bear the costs of any such legal proceedings, and shall be entitled to any damages, account of profits and/or awards of costs recovered.

11.3
Exception. In the event that the Purchaser does not take reasonable steps to prevent any individual Infringement within thirty (30) days of becoming aware or receiving notice thereof, Novartis shall hereafter have the sole right to send notices and bring and conduct actions in relation to such Infringement. The Purchaser will co-operate fully with the Novartis in taking all reasonable steps requested by the Purchaser in connection with any such Infringement action, including joining in legal proceedings. Novartis shall bear the costs of any such legal proceedings, and shall be entitled to any damages, account of profits and/or awards of costs recovered.

11.4	Settlements. The Parties shall reasonably consult with each other before accepting any settlement or any judicial finding which is reviewable by a higher authority.

12.	TERM AND TERMINATION

12.1
Term.  This License Agreement shall come into force on the Closing Date and, subject only to earlier partial termination pursuant to this Clause 12.2, shall continue in full force and effect for an initial forty (40) year period from the Closing Date and thereafter the License Agreement shall continue for additional fifteen (15) year period(s), unless otherwise terminated by either Party with three (3) month prior written notice .

12.2	[**]5

3 [**] - Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to the omitted portion.
4 [**] - Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to the omitted portion.
5 [**] - Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to the omitted portion.

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12.3	Effect of Termination. If this License Agreement is partially terminated pursuant to this Clause 12:

[**]6

12.4	Survival. The partial termination of this License Agreement shall be without prejudice to the right to seek compensation for breach of any provisions of this License Agreement.

13.	CONFIDENTIALITY; PRESS RELEASE

13.1
Confidentiality.  Subject to the exceptions contained in the Confidentiality Agreement entered into by the Parties on 16 March 2012, 21 January 2013, 22 May 2014 and 25 August 2014. Purchaser (and its Affiliates or distributors) shall keep confidential and not disclose to any third party any confidential information pertaining to the Business and the Licensed Assets, which is received or obtained as a result of entering into or performing this License Agreement, including, know-how concerning the manufacture of the Products.

13.2
Press Releases.  Neither Party shall issue any press release or make any other public announcement with regard to the transactions contemplated by this License Agreement without the other Party’s prior written consent, which shall not be unreasonably withheld. This restriction shall not apply to announcements required by any Regulatory Authority or restrict Purchaser from publicly disclosing that it is licensed to use and exploit the Licensed Assets and the Licensed Trademarks. However, in such event the Parties shall, to the extent reasonably practicable, coordinate the wordings of any such announcements.  Purchaser acknowledges that Novartis shall have the right to disclose a brief summary of the transaction, including the Purchase Price, in its official financial reports.

14.	MISCELLANEOUS

14.1
Governing Law and Jurisdiction.  This License Agreement shall be governed by and construed under the laws of Switzerland, without giving effect to the conflicts of laws provision thereof, and with the exclusion of the Vienna Convention on the International Sale of Goods.  Any claim or dispute arising out of or relating to this License Agreement that cannot be resolved amicably between the Parties within thirty (30) days after the controversy has arisen shall be subject to the exclusive jurisdiction of the courts located in Basel-Stadt, Switzerland.  Each Party irrevocably agrees and consents to the jurisdiction of the courts located in Basel-Stadt, Switzerland and waives any objection it may have to the venue of such courts, including with respect to the convenience of the forum and jurisdiction.

14.2
Assignment. Neither Party may assign its rights and obligations under this License Agreement without the other Party’s prior written consent, such consent not to be unreasonably withheld, except that either Party may (a) assign its rights and obligations under this License Agreement or any part hereof to one or more of its Affiliates without the consent of the other Party; and (b) assign this License Agreement in its entirety to a successor to all or substantially all of its business or assets to which this License Agreement relates.  Any permitted assignee shall assume all obligations of its assignor under this License Agreement (or related to the assigned portion in case of a partial assignment to an Affiliate), and no permitted assignment shall relieve the assignor of liability hereunder.  Any attempted assignment in contravention of the foregoing shall be void.

14.3
Force Majeure.  If and to the extent that either Party is prevented or delayed by Force Majeure from performing any of its obligations under this License Agreement and promptly so notifies in writing the other Party, specifying the matters constituting Force Majeure together with such evidence in verification thereof as it can reasonably give and specifying the period for which it is estimated that the prevention or delay will continue, then the Party so affected shall be relieved of liability to the other for failure to perform or for delay in performing such obligations (as the case may be), but shall nevertheless use its commercially reasonable efforts to resume full performance thereof.

14.4
Notices.  All notices, consents, waivers, and other communications under this License Agreement must be in writing and will be deemed to have been duly given when: (a) delivered by hand (with written confirmation of receipt); (b) sent by fax (with written confirmation of receipt), provided that a copy is immediately sent by an internationally recognized overnight delivery service (receipt requested); or (c) when received by the addressee, if sent by an internationally recognized overnight delivery service (receipt requested), in each case to the appropriate addresses and fax numbers set forth below (or to such other addresses and fax numbers as a Party may designate by written notice):

If to Purchaser:

Tribute Pharmaceuticals Canada Inc.
151 Steeles Avenue East
Milton, Ontario L9T 1Y1
Canada
Attn: President and CEO
Fax: +1 905 876 4675

6 [**] - Certain information on this page has been omitted and filed separately with the Securities and Exchange Commission.  Confidential treatment has been requested with respect to the omitted portion.

Executed copy

If to Novartis:

Novartis Pharma AG
Lichtstrasse 35
CH-4056 Basel, Switzerland
Attn: Head of BD&L
Fax:  +41 61 324 2100

With a copy To:

Novartis Pharma AG
Lichtstrasse 35
CH-4056 Basel, Switzerland
Attn:  General Counsel
Fax:  +41 61 324 7399

14.5
Waiver and Amendments. The failure of any Party to assert a right hereunder or to insist upon compliance with any term or condition of this License Agreement shall not constitute a waiver of that right or excuse a similar subsequent failure to perform any such term or condition by the other Party.  No waiver shall be effective unless it has been given in writing and signed by the Party giving such waiver.  No provision of this License Agreement may be amended or modified other than by a written document signed by authorized representatives of each Party.

14.6
Severability.  Without prejudice to any other rights that the Parties have pursuant to this License Agreement, every provision of this License Agreement is intended to be severable. If any provision of this License Agreement shall be invalid or unenforceable, such invalidity or unenforceability shall not affect the other provisions of this License Agreement, which shall remain in full force and effect. The Parties hereto agree to consult each other and to agree upon a new stipulation which is permissible under the law and which comes as close as possible to the original purpose and intent of the invalid, void or unenforceable provision.

14.7
Entire Agreement.  This License Agreement (together with the Asset Purchase Agreement and the Ancillary Agreements) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

14.8
Relationship of the Parties.  Nothing contained in this License Agreement shall be deemed to constitute a partnership, joint venture, or legal entity of any type between Novartis and Purchaser, or to constitute one as the agent of the other.  Moreover, each Party agrees not to construe this License Agreement, or any of the transactions contemplated hereby, as a partnership for any tax purposes.  Each Party shall act solely as an independent contractor, and nothing in this License Agreement shall be construed to give any Party the power or authority to act for, bind, or commit the other.

14.9
Expenses.  Except as otherwise expressly provided in this License Agreement, each Party shall pay the fees and expenses of its respective lawyers and other experts and all other expenses and costs incurred by such Party incidental to the negotiation, preparation, execution and delivery of this License Agreement.

14.10
Compliance with Law.  Each Party shall perform its obligations under this License Agreement in accordance with all applicable laws.  No Party shall, or shall be required to, undertake any activity under or in connection with this License Agreement which violates, or which it believes, in good faith, may violate, any applicable law.

14.11
English Language.  This License Agreement is written and executed in the English language.  Any translation into any other language shall not be an official version of this License Agreement and in the event of any conflict in interpretation between the English version and such translation, the English version shall prevail.

14.12	Counterparts. This License Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Executed copy

NOVARTIS AG		TRIBUTE PHARMACEUTICALS CANADA INC.

By:	/s/ Carol A Finch	By:	/s/ Rob Harris

Name:	Carol A Finch	Name:	Rob Harris

Title:	Authorized Signatory	Title:	President and CEO

By:	/s/ Benjamin Creusat

Name:	Benjamin Creusat

Title:	Senior Legal Counsel

NOVARTIS PHARMA AG		NOVARTIS PHARMACEUTICALS CANADA INC.

By:	/s/ Corrine Savill	By:	/s/ Ramon Zapata

Name:	Corrine Savill	Name:	Ramon Zapata

Title:	Business Development and Licensing	Title:	VP Finance and IT

By:	/s/ Barbara Levi Mager	By:

Name:	Barbara Levi Mager	Name:

Title:	Global Legal Head, GPS and C	Title: